SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

14 May 2008

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference in each of The Royal Bank of Scotland Group plc's Registration Statement on Form F-3 (File No. 333-123972) and Registration Statement on Form F-4 (File No. 333-144752) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Presentation of information

In this document, and unless specified otherwise, the term ‘company’ means The Royal Bank of Scotland Group plc, ‘RBS’ or the ‘Group’ mean the company and its subsidiaries, RFS Holdings means RFS Holdings B.V. and ABN AMRO means ABN AMRO Holding N.V.

The company publishes its financial statements in pounds sterling (“£” or “sterling”). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ represent pence in the United Kingdom (“UK”). Reference to ‘dollars’ or ‘$’ are to United States of America (“US”) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively, and references to ‘cents’ represent cents in the US. The abbreviation ‘€’ represents the ‘euro’, the European single currency and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively.

As required by the Companies Act 1985 and Article 4 of the European Union IAS Regulation, the consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB (together “IFRS”) as adopted by the European Union. The Group also complies with IFRS as issued by the IASB.

Documents

The following documents are referred to in this document:
•	RBS’s audited financial statements for the year ended 31 December 2007 filed on Form 20-F with the US Securities and Exchange Commission (“SEC”) on 14 May 2008 (“RBS 2007 accounts”).
•
Consortium and Shareholders’ Agreement (“CSA”), dated 28 May 2007, among RBS, Fortis N.V., Fortis SA/NV (“Fortis”) and Banco Santander S.A. (“Santander”), collectively the “consortium banks”, an exhibit to RBS’s registration statement on Form F-4, filed with the SEC on 20 July 2007 (Registration No. 333-144752).

Unaudited pro forma condensed combined financial information

Acquisition of ABN AMRO

On 17 October 2007, RFS Holdings, a company jointly owned by RBS, Fortis and Santander, completed the acquisition of ABN AMRO.  RFS Holdings is in the process of implementing an orderly separation of the business units of ABN AMRO, with RBS retaining the following ABN AMRO business units, as set out in the CSA:
•  continuing businesses of Business Unit (“BU”) North America;
•  BU Global Clients (excluding Brazil);
•  wholesale clients in the Netherlands (including former Dutch wholesale clients) and Latin America (excluding Brazil);
•  BU Asia (excluding Saudi Hollandi); and
•  BU Europe (excluding Antonveneta).

As established in the CSA, the following businesses have been or will be transferred to the other consortium banks:
•  BU Netherlands (excluding wholesale clients);
•  BU Private Clients;
•  BU Asset Management (transferred to Fortis on 3 April 2008);
•  BU Latin America (excluding wholesale and global clients businesses other than in Brazil); and
•  Antonveneta.

Certain other assets, BU Private Equity and Group Functions, will continue to be shared by the consortium banks, until disposal.

RFS Holdings is controlled by RBS and is fully consolidated in RBS’s financial statements.

Rights issue

On 22 April 2008, RBS announced a rights issue to raise proceeds of £12 billion, net of expenses, to increase its capital base. RBS is proposing to offer 6,123 million new shares at 200 pence per new share on the basis of 11 new shares for every 18 existing ordinary shares. The rights issue is fully underwritten and is expected to complete in early June 2008.

Basis of preparation

The unaudited pro forma condensed combined income statement (the "pro forma income statement") is being provided to give a better understanding of what the results of operations of RBS might have looked like had the offers by RFS Holdings for all of ABN AMRO’s ordinary shares, American depository shares ("ADSs") and preference shares as well as the transfers of businesses to the other consortium banks and the probable disposal of shared assets to third parties occurred on 1 January 2007.  In respect of the unaudited pro forma condensed combined balance sheet (the ‘‘pro forma balance sheet’’) it has been assumed that the rights issue, the acquisition of minority interests (see below), transfers of businesses to the other consortium banks and disposal of shared assets to third parties occurred on 31 December 2007.

The unaudited pro forma condensed combined financial information (the ‘‘pro forma financial information’’) has been prepared solely for illustrative purposes and is not necessarily indicative of the combined results of operations or financial position of RBS that might have been achieved had the acquisition, the rights issue, transfers and disposals occurred on the dates indicated, nor is it necessarily indicative of the results of operations or financial position that may, or may be expected to, be achieved in the future. No account has been taken within the pro forma financial information of any synergy or efficiency benefits that may or may not be expected to occur as a result of the acquisition.

The pro forma financial information has been prepared using the purchase method of accounting, after giving effect to the pro forma adjustments described in the unaudited pro forma financial information and also reflect the reorganisation of the businesses to be transferred to the other consortium banks and the probable sale of the non-strategic businesses to third parties, as established in the CSA. The pro forma financial information reflects the receipt of the proceeds from the rights issue as it is fully underwritten and also incorporates the proposed acquisition of minority interests - 0.965% ordinary shares and ADSs, 13.9% formerly convertible preference shares and 0.25% financing preference shares of ABN AMRO not already owned by RFS at 31 December 2007 – expected to be completed before the end of 2008 under the Dutch squeeze-out procedures initiated in the Dutch Enterprise Court on 22 November 2007. The information below should be read together with the financial statements of RBS.  The pro forma financial information has been prepared in accordance with applicable requirements of Article 11 of Regulation S-X under the US Securities Exchange Act of 1934 (as amended).

Unaudited pro forma condensed combined income statement for the year ended 31 December 2007
	RBS	ABN AMRO	Pro forma funding and fair value adjustments		Transfers to Fortis and Santander	Pro forma RBS including shared assets	Shared assets to be disposed	Pro forma enlarged RBS
Note reference	(1)	(2)	(3)		(4)		(5)	(6)
	£m	£m	£m		£m	£m	£m	£m

Net interest income	12,668	4,562	(156)	(a)	(5,004)	12,070	649	12,719

Net fees and commissions	6,154	2,353	-		(1,062)	7,445	64	7,509
Income from trading activities	1,327	765	-		(151)	1,941	40	1,981
Insurance premium income (net)	6,109	340	-		(229)	6,220	(1)	6,219
Other operating income	4,857	1,780	-		(740)	5,897	(769)	5,128

Non- interest income	18,447	5,238	-		(2,182)	21,503	(666)	20,837

Total income	31,115	9,800	(156)		(7,186)	33,573	(17)	33,556
Operating expenses	(14,435)	(7,537)	(491)	(b)	4,354	(18,109)	634	(17,475)

Profit before other operating charges and impairment losses	16,680	2,263	(647)		(2,832)	15,464	617	16,081

Insurance claims (net)	(4,652)	(461)	-		274	(4,839)	-	(4,839)
Impairment losses	(2,128)	(892)	-		932	(2,088)	(7)	(2,095)

Operating profit before tax	9,900	910	(647)		(1,626)	8,537	610	9,147

Tax	(2,052)	12	190	(c)	452	(1,398)	(365)	(1,763)

Profit from continuing operations	7,848	922	(457)		(1,174)	7,139	245	7,384

Attributable to:
Minority interests	163	1,029	(146)		(1,174)	(128)	163	35
Other owners	246	-	295	(d)	-	541	-	541
Ordinary shareholders	7,439	(107)	(606)		-	6,726	82	6,808
	7,848	922	(457)		(1,174)	7,139	245	7,384

Per 25p ordinary share (pence):
Basic – continuing operations	77.8					67.4		68.2
Diluted – continuing operations	77.1					66.9		67.7

Number of shares (million):
Weighted average ordinary shares	9,557					9,985		9,985	(7)
Weighted average diluted ordinary shares	9,723					10,151		10,151	(7)

Notes:
1.	The financial information for RBS has been extracted from the RBS 2007 accounts. Details on the acquisition of ABN AMRO are included in Note 35 of those accounts.
2.
The financial information for ABN AMRO consists of the income statement for the period in 2007 prior to the acquisition by the consortium banks, 1 January 2007 to 16 October 2007.  This information has been extracted from unaudited consolidated schedules underlying ABN AMRO’s 2007 audited accounts without material adjustment. Changes have been made to such information to conform to RBS’s basis of presentation.

3.
Pro forma funding and fair value adjustments comprise the following for the period from 1 January 2007 to 16 October 2007, unless otherwise stated, assuming the acquisition of ABN AMRO had occurred on 1 January 2007:

(a)
interest payable of £484m on €16,323m of debt securities in various currencies at 5.48%,  the weighted average interest rate for the debt securities issued by RBS as part of the acquisition of ABN AMRO; and interest payable of £9m on £165m of debt securities in issue, for the period from 1 January to 31 December 2007, relating to the acquisition of minority interests (see Basis of preparation above); partially offset by amortisation of provisional fair value adjustments, £337m, on financial instruments;

(b)
operating expenses of £491m, reflecting amortisation expense relating to intangible assets other than goodwill recognised separately as part of the acquisition of ABN AMRO of £549m, partially offset by reduction in staff costs on recognition of the present value of net post-retirement benefit liabilities of £56m, and other net expenses of £2m;

(c) tax effect of the provisional fair value adjustments at rates appropriate to the nature and jurisdiction of the adjustment; and
(d)
equity preference share and paid-in equity dividends of £295m relating to €6,120m of issues in various currencies, principally US$, at 7.5%, the weighted average coupon rate of instruments issued by RBS as part of the acquisition of ABN AMRO.

In the pro forma fair value adjustments referred to above, it has been assumed that the amounts of such adjustments at 1 January 2007 were the same as the actual provisional fair value adjustments at the date of acquisition recognised by RBS in its audited accounts for 2007.

4.
Businesses transferred or to be transferred to Fortis and Santander as set out in the CSA. This information has been extracted from ABN AMRO’s unaudited management information for the year ended 31 December 2007 without material adjustment.

5.
Shared assets to be disposed of to third parties as contemplated in the CSA. This information has been extracted from ABN AMRO’s unaudited management information for the year ended 31 December 2007 without material adjustment.

6.	RBS financial information including the ABN AMRO businesses to be retained by RBS as set out in the CSA.
7.
The pro forma weighted average number of ordinary shares comprises the actual weighted average number of ordinary shares for 2007 and the number of ordinary shares issued in relation to the acquisition of ABN AMRO, assuming that they were issued on 1 January 2007. As the proceeds of the rights issue will be used for general corporate purposes, the pro forma earnings per share do not reflect the effect of the rights issue.

Notes:

Unaudited pro forma condensed combined balance sheet as at 31 December 2007

	RBS	Rights issue	Acquisition of minority interests		Transfers to Fortis and Santander	Pro forma RBS including shared assets	Shared assets to be disposed	Pro forma enlarged RBS
Note reference	(1)	(2)	(3)		(4)		(5)	(6)
	£m	£m	£m		£m	£m	£m	£m
Assets
Cash and balances at central banks	17,866	12,000	-		(3,625)	26,241	(1)	26,240
Loans and advances to banks	219,460	-	-		(5,966)	213,494	(2,494)	211,000
Loans and advances to customers	829,250	-	-		(124,721)	704,529	(3,644)	700,885
Securities	347,682	-	-		(11,369)	336,313	(48,808)	287,505
Derivatives	337,410	-	-		(741)	336,669	(1,515)	335,154
Intangible assets	48,492	-	242	(a)	(21,446)	27,288	(383)	26,905
Property, plant and equipment	18,750	-	-		(1,819)	16,931	(17)	16,914
Other assets	35,655	-	-		(5,193)	30,462	4,437	34,899
Assets of disposal groups	45,954	-	-		(43,057)	2,897	(2,502)	395

Total assets	1,900,519	12,000	242		(217,937)	1,694,824	(54,927)	1,639,897

Liabilities
Deposits by banks	312,633	-	-		(14,733)	297,900	5,488	303,388
Customer accounts	682,365	-	-		(120,319)	562,046	(4,995)	557,051
Debt securities in issue	273,615	-	163	(b)	(12,912)	260,866	(40,006)	220,860
Settlement balances and short positions	91,021	-	-		(9)	91,012	(1,183)	89,829
Derivatives	332,060	-	-		(369)	331,691	(869)	330,822
Subordinated liabilities	37,979	-	(2)	(c)	(525)	37,452	(9,400)	28,052
Other liabilities	50,192	-	-		(8,148)	42,044	(2,500)	39,544
Liabilities of disposal groups	29,228	-	-		(27,961)	1,267	(1,261)	6

Total liabilities	1,809,093	-	161		(184,976)	1,624,278	(54,726)	1,569,552

Net assets	91,426	12,000	81		(32,961)	70,546	(201)	70,345

Minority interests	38,388	-	54	(d)	(32,961)	5,481	(201)	5,280
Equity owners	53,038	12,000	27	(e)	-	65,065	-	65,065

Total equity	91,426	12,000	81		(32,961)	70,546	(201)	70,345

Notes:
1.	The financial information for RBS has been extracted from the RBS 2007 accounts. Details on the acquisition of ABN AMRO are included in Note 35 of those accounts.
2.
The net proceeds of the fully underwritten rights issue are calculated on the basis that RBS issues 6,123 million new ordinary shares of 25p each at 200p per new share, net of estimated expense in connection with the rights issue of £246m.

3.	The acquisition of minority interests reflects the purchase of ABN AMRO’s outstanding minority interests under the squeeze-out procedures described in the Basis of preparation above and comprise:
(a)
the goodwill of £242m arising from the acquisition of 0.965 % of ABN AMRO’s ordinary shares for a consideration of £492m, based on the offer price at the date of acquisition of €35.60 in cash and 0.296 RBS ordinary shares for each ABN AMRO ordinary share, recorded as minority interests at 31 December 2007 (see 3(d) below). Adjusting for the share price of 344.8p on 12 May 2008 would reduce the consideration by £9m;

	(b)	RBS’s share of the cash element of the acquisition of minority interests, assumed to be funded by the issue of debt securities, representing ordinary shares of £162m and preference shares of £1m;
	(c)	acquisition of preference shares for a cash consideration of £2m;
	(d)	elimination of the minority interest in the outstanding shares of £250m, offset by an increase in the minority interests of Fortis and Santander in RFS Holdings of £304m; and
	(e)	issue of RBS ordinary shares to purchase outstanding minority interests.
4.
Businesses transferred or to be transferred to Fortis and Santander, as set out in the CSA. This information has been extracted from ABN AMRO’s unaudited management information as at 31 December 2007 without material adjustment.

5.
Shared assets to be disposed of to third parties as contemplated in the CSA. This information has been extracted from ABN AMRO’s unaudited management information as at 31 December 2007 without material adjustment.

6.	RBS financial information including the effect of the rights issue and the ABN AMRO businesses to be retained by RBS, as set out in the CSA.

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘should’, ‘could’, ‘intend’, ‘plan’’, ‘may’, ‘will’ and similar expressions.

In particular, this document includes forward-looking statements relating, but not limited, to the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk.  Such statements are subject to risks and uncertainties.  For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations.  By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the extent and nature of future developments in the credit markets, including the sub-prime market, and their impact on the financial industry in general and the Group in particular; the effect on the Group’s capital of write downs in respect of credit market exposures; successful consummation of the proposed rights issue; the Group’s ability to achieve revenue benefits and cost savings from the integration of certain of ABN AMRO’s businesses and assets; general economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this report, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc
Registrant

/s/ Guy Whittaker
Guy Whittaker
Group Finance Director
14 May 2008